

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Ziv Aviram
Chief Executive Officer
Mobileye N.V.
Har Hotzvim, 13 Hartom St.
P.O. Box 45157
Jerusalem 97775, Israel

>    **Re:    Mobileye N.V.**
>        **Registration Statement on Form F-1**
>        **Filed June 19, 2014**
>        **Amendment No. 1 to Registration Statement on Form F-1**
>        **Filed June 25, 2014**
>        **File No. 333-196898**
>        **Amendment No. 2 to Draft Registration Statement on Form F-1**
>        **Submitted June 17, 2014**

Dear Mr. Aviram:

We have reviewed your amended registration statement and response letter dated June 16, 2014, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that page numbers referenced in the comments below correspond to the page numbers in the registration statement filed on June 19, 2014. In addition, where we refer to prior comments, we refer to those issued in our letter dated June 6, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your response to prior comment 5. Please provide additional information used to determine that your Chief Financial Officer, as the individual having primary responsibility for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting, has the requisite knowledge of U.S. GAAP and SEC rules and regulations. In particular, with

regards to his previous managerial role at Ernst and Young Israel, where he oversaw the audit of U.S. GAAP reports of public companies registered with the SEC and subsidiaries of U.S. public companies, please address the following:

- The number of audits of U.S. GAAP public companies that he oversaw and the specific timeframe during which he gained this experience.

- The size and complexity of these audits in relation to the audit clients' business models and operations and whether these audits were of a consolidated parent company or audits of subsidiaries or foreign operations used to assist in the audit of a parent company located elsewhere.

- His specific responsibilities on these engagements as it related to performing audit procedures, including the research and resolution of U.S. GAAP accounting and SEC regulatory issues.

- Inform us of any other relevant U.S. GAAP and SEC regulatory experience or knowledge he obtained that you did not discuss in your prior response.

Risk Factors, page 14

General

2.      We note your response to prior comment 11.  In light of the significant control that your founders and more than 5% stockholders will continue to have after the offering, summary and risk factor disclosure of this control should be provided.

"If we fail to maintain an effective system of internal control over financial reporting...," page 31

3.      We note that in your response you indicate that you believe that the restatement of your earnings per share (EPS) information was not indicative of a material weakness in your internal control over financial reporting.  It is unclear to us how you have concluded that there was not a material weakness considering that there was a material restatement of earnings per share, which is disclosed on your primary financial statements.  Please explain to us, in greater detail, how you concluded that you do not have a material weakness in light of the restatement of EPS.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Earnings Per Share, page 55

4.      We note your disclosure here and on page F-25 that that you "transferred value to the preferred shareholders."  We also note the reference to preference shares on page F-15.

Please explain your reference to preferred shareholders considering that the redeemed shares were ordinary shares.

5.      We note your disclosure that the difference of $226 million was recorded as a reduction to net income applicable to Class A Ordinary shares; however, per the disclosure on page 56 this adjustment was $230 million.  Please revise accordingly.

Business

Our Customers

OEMs, page 78

6.      We note your response to prior comment 33.  You advise that for your fiscal years 2011, 2012 and 2013, the revenues attributable to any single production program contract did not exceed 25%.  We are unable to agree, absent additional information, that a contract that contributes 25% of the company's total revenues is not one upon which it is substantially dependent within the meaning of Item 601(b)(10) of Regulation S-K. Accordingly, please file the relevant production program contract, or provide us with further support of your assertion that you are not substantially dependent on it.  Please also tell us in your response letter if there are any other production program contracts that contributed more than 10% of your total revenues for fiscal 2013, and explain how you concluded you are not required to file them as material contract exhibits.

Principal and Selling Shareholders, page 97

7.      We note that you have revised footnote 3 to the table to indicate that the individual who has voting and investment power over the shares held by the BlackRock Funds disclaims beneficial ownership of all shares held by the BlackRock Funds "in his individual capacity except to the extent of his personal pecuniary interest therein."  As previously requested in prior comment 39, please remove the disclaimers of beneficial ownership with respect to the individual who holds voting and dispositive power over the shares in question, or provide us with a legal analysis supporting your belief that the disclaimers are appropriate.  In this regard, we note that the definition of beneficial ownership set forth in General Instruction F to Form 20-F includes voting and dispositive power.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 Equity, page F-20

8.      We note your response to prior comment 46 in which you state that of the total $10.8 million fair value assigned to the options granted to two officers during 2013, you

expensed $6.3 million during 2013.  Please explain the expense amount already recorded in relation to the 48-month service vesting period of these options.

9.      Please revise to disclose that you will record $4.5 million in compensation expense related to the options with accelerated terms in the reporting period following the offering.

10.     Your disclosure in section c. Investment transactions on page F-22 refers to "the investor in the preceding paragraph…" Please explain which paragraph you are referring to or revise your disclosures to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
James R. Tanenbaum
Morrison & Foerster LLP